EXHIBIT 34

           IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                     IN AND FOR NEW CASTLE COUNTY

----------------------------------------x
                                        :
HERBERT FEIWEL, IRA ROLLOVER ACCOUNT,   :
                                        :
               Plaintiff,               :
                                        :    C.A. No. 14109
          -against-                     :
                                        :
JAMES E. MARTIN, JAMES J. MOSSMAN,      :
JAMES R. THOMPSON, ROBERT SCHMIEGE,     :
RICHARD K. DAVIDSON, HAROLD A. POLING,  :
SAMUEL K. SKINNER, UNION PACIFIC        :
COMPANY, CHICAGO AND NORTH WESTERN      :
TRANSPORTATION COMPANY                  :
and UP RAIL INC.,                       :
                                        :
                    Defendants.         :
----------------------------------------x
KENNETH STEINER,                        :
                                        :
                    Plaintiff,          :
                                        :
               -against-                :    C.A. No. 14111
                                        :
RICHARD K. DAVIDSON, JAMES E. MARTIN,   :
JAMES J. MOSSMAN, HAROLD A. POLING,     :
ROBERT SCHMIEGE, SAMUEL K. SKINNER,     :
JAMES R. THOMPSON, CHICAGO & NORTH      :
WESTERN TRANSPORTATION COMPANY, UNION   :
PACIFIC COMPANY and UP RAIL, INC.,      :
                                        :
                    Defendants.         :
----------------------------------------x

                  NOTICE OF FILING AMENDED
                   CLASS ACTION COMPLAINT

TO:       Thomas J. Allingham, II, Esquire
          Skadden, Arps, Slate, Meagher & Flom
          One Rodney Square
          Wilmington, DE  19801

          Thomas Reed Hunt, Jr., Esquire
          Morris, Nichols, Arsht & Tunnell
          1201 N. Market  Street
          Wilmington, DE  19801

               PLEASE TAKE NOTICE that plaintiffs herewith file the within Amended Class Action Complaint as of course pursuant to Rule 15(a).

               In compliance with Rule 15(aa), plaintiffs aver that the within Amended Complaint is in full substitu-tion for the Complaints filed in Civil Action Nos. 14109 and 14111.

                              ROSENTHAL, MONHAIT, GROSS
                                & GODDESS, P.A.

                              By
                              First Federal Plaza
                              P.O. Box 1070
                              Wilmington, DE  19801
                              Attorneys for Plaintiffs

           IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                     IN AND FOR NEW CASTLE COUNTY

----------------------------------------x
HERBERT FEIWEL, IRA ROLLOVER ACCOUNT,   :
                                        :
               Plaintiff,               :    C.A. No. 14109
                                        :
          -against-                     :
                                   :
JAMES E. MARTIN, JAMES J. MOSSMAN,      :
JAMES R. THOMPSON, ROBERT SCHMIEGE,     :
RICHARD K. DAVIDSON, HAROLD A. POLING,  :
SAMUEL K. SKINNER, UNION PACIFIC        :
COMPANY, CHICAGO AND NORTH WESTERN      :
TRANSPORTATION COMPANY                  :
and UP RAIL INC.,                       :
                                        :
               Defendants.              :
----------------------------------------x
KENNETH STEINER,                        :
                                        :
               Plaintiff,               :
                                        :
          -against-                     :    C.A. No. 14111
                                        :
RICHARD.K. DAVIDSON, JAMES E. MARTIN,   :
JAMES J. MOSSMAN, HAROLD A. POLING,     :
ROBERT SCHMIEGE, SAMUEL K. SKINNER,     :
JAMES R. THOMPSON, CHICAGO & NORTH      :
WESTERN TRANSPORTATION COMPANY, UNION   :
PACIFIC COMPANY and UP RAIL, INC.,      :
                                        :
               Defendants.              :
----------------------------------------x

                    AMENDED CLASS ACTION COMPLAINT

          Plaintiffs, by their attorneys, for their amended class action complaint against defendants, allege upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investi-gation of counsel as to all other allegations herein, as follows:

                         NATURE OF THE ACTION

          1. This is a stockholders' class action on behalf of the public stockholders of Chicago and North Western Transportation Company ("CNW" or the "Company") against the members of the Board of Directors of CNW (the "Individual Defendants") and Union Pacific Company, which, through subsidiaries, currently owns an approximate 29% interest in the Company. As described below, the Individual Defendants have caused the Company to enter into a merger agreement with Union Pacific pursuant to which CNW's public sharehold-ers will be paid $35 cash for their shares of CNW stock in a two-step transaction, consisting of a tender offer followed by a merger for untendered shares. In so doing, the Indi-vidual Defendants have breached their fiduciary duties of loyalty and due care, failed to make full and adequate disclosure to the Company's public shareholders, and failed to assure themselves that the proposed transaction repre-sents the best value reasonably available to the Company's public shareholders in connection with the sale of their shares.

          2. In particular, as set forth more fully below, the Individual Defendants:

               o    considered, "negotiated," and approved
the proposed transaction at a single meeting of the Board of Directors when no exigent circumstances existed necessitat-ing such haste and lack of due deliberation;

               o failed to auction CNW, determine whether third-parties would be interested in purchasing the Company on superior financial terms, or actively explore other possibly value-maximizing transactions;

               o retained to render a fairness opinion -- purportedly for the benefit of the Company's public share-holders -- an investment banking firm that: (i) is being paid $6 million for less than two weeks of work, which monies are contingent on the transaction being consummated;
(ii) through an affiliated entity, took the Company private in 1989 and then public several years later, is currently a party to certain shareholder and rights agreements with the Company and Union Pacific, and, as recently as 1993, owned half a million shares of CNW stock, which shares it sold to Union Pacific; (iii) has a General Partner on the CNW Board who voted on the merger agreement despite his prospective receipt of substantial personal compensation in connection with the transaction; and (iv) for all the foregoing rea-sons, is not disinterested or independent with regard to the challenged transaction;

               o    Arranged for senior management of the
Company to receive millions of dollars in cash compensation and other financial benefits in connection with the transac-tion by approving, among other things, lucrative change of control agreements, options that will immediately be payable in cash, monies cryptically referred to in the proxy materi-als as "separate payments," and charitable contributions said to be "in honor" of CNW's Chairman of the Board;

               o    failed to constitute a special committee

to evaluate and approve the transaction, despite the fact that over half of the members of the CNW Board that voted on the merger agreement were interested in the transaction or have disabling conflicts; and

               o    failed to provide CNW's public share-
holders -- who likely will not have the opportunity to vote or exercise dissenters' rights in connection with the trans-action -- with material facts necessary to determine whether to tender their CNW shares.

          3. The harm and injury that will be suffered by plaintiffs and the other members of the Class is immediate and irreparable. Under the circumstances, preliminary and/or permanent injunctive relief is necessary and appro-priate.

                           PARTIES

          4. Plaintiffs are holders of common stock of CNW and have held their shares at all times material hereto.

          5. Defendant CNW is a Delaware corporation that maintains its principal executive offices in Chicago, Illi-nois. CNW is the holding company for the nation's eighth largest railroad based on total operating revenues and miles of railroad operated. CNW's wholly-owned subsidiary, West-ern Railroad Properties, Inc. ("WPRI"), is one of only two carriers in the Wyoming Powder River Basin. WPRI transports low-sulfur coal principally under long-term contracts, and is a highly efficient, low-cost operation. CNW also pro-vides commuter service in the Chicago area under a service contract with the regional transportation authority. As of October 15, 1994, the Company had 44,059,760 shares of common stock outstanding.

          6. Defendant Robert Schmiege ("Schmiege") is, and at all relevant times was, Chairman of the Board of Direc-tors, President and Chief Executive Officer of the Company. For the fiscal year ended December 31, 1993, defendant Schmiege received cash and bonus compensation in excess of $750,000.

          7. Defendant Richard K. Davidson ("Davidson") is, and at all relevant times was, Chairman and Chief Executive
Officer of defendant Union Pacific Company.  Defendant
Davidson is also a director of CNW.

          8.  Defendants James E. Martin, James J. Mossman,
James R. Thompson, Harold A. Poling, and Samuel K. Skinner are each, and at all relevant times were, members of the Company's Board of Directors.

          9.  As of March 16, 1995, the Individual Defen-

dants, together with the other executive officers of the Company, owned shares and options representing 2.49% of CNW's outstanding shares on a fully diluted basis.

          10. Because of their directorial and/or executive positions in the Company, the Individual Defendants owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiffs and the other members of the Class. Each Individual Defendant owed and owes the public stock-holders of CNW fiduciary obligations and were and are re-quired to: use their ability to control and manage CNW in a fair, just and equitable manner; act in furtherance of the best interests of CNW and its shareholders; act to maximize shareholder value; govern CNW in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not favor their own interest at the expense of CNW and its shareholders.

          11. (a) Defendant Union Pacific, a Utah corpora-tion, is the sole shareholder of UP Holdings, Inc., also a Utah corporation. UP Holdings, Inc. is, in turn, the sole shareholder of UP Rail, Inc., a Delaware corporation.

               (b)  As of the close of business on March 6,
1995, UP Rail, Inc. beneficially owned 12,835,304 shares of
Non-Voting Common Stock of CNW. Upon the conversion of those shares into common stock (as discussed below), those shares will represent, in the aggregate, 29.13% of the 44,059,760 shares of CNW common stock outstanding as of October 15, 1994.

               (c)  Union Pacific is a party to certain
stockholders and rights agreements, described more fully below, with, inter alia, the Company's executive officers and CNW, the cumulative effect of which is to enhance Union Pacific's influence over the Company. Through its represen-tation on CNW's Board of Directors, stock ownership in the Company, and collaborative business relationships with CNW, Union Pacific has access to confidential and proprietary information concerning CNW, which information has been and continues to be unavailable to the market or other potential third party bidders.

               (d)  Union Pacific recently aborted its
efforts to acquire control of Santa Fe Pacific Corporation ("Santa Fe"), which agreed to be acquired by Burlington Northern Inc. As described below, having failed in its efforts to acquire Santa Fe, Union Pacific has now turned to CNW as a means of expanding its railroad operations and increasing its presence and influence in the railroad mar-kets in which it operates.

               (e) Unless otherwise indicated, Union Pacif-ic Company, Union Pacific Holdings, Inc., and UP Rail, Inc.

are collectively referred to herein as "Union Pacific."

          12. Each defendant herein is sued individually as a conspirator and aider and abettor, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                       CLASS ACTION ALLEGATIONS

          13. Plaintiffs bring this action pursuant to Rule 23 of the Rules of Court of Chancery on their own behalf and as a class action on behalf of all shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with any of them or their successors in interest), who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          14. This action is properly maintainable as a class action for the following reasons:

               (a) The Class is so numerous that joinder of all members is impracticable. As of October 15, 1994, the Company had 44,059,760 shares of common stock outstanding, and there are thousands of shareholders of record or benefi-cial owners.

               (b)  The members of the Class are scattered
throughout the United States and are so numerous as to make it impracticable to bring them all before the Court.

               (c)  There are questions of law and fact
which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

                    i)  whether defendants breached or aided
and abetted the breach of the fiduciary and common law duties which they owe to plaintiffs and the other members of the Class;

                    ii)  whether defendants are engaging in
a plan or scheme to unlawfully shift control and ownership of CNW to Union Pacific;

                    iii)  whether defendants have engaged
and are continuing to engage in a plan and a scheme to benefit themselves at the expense of CNW's public shareholders; and

                    iv)  whether plaintiffs and other mem-
bers of the Class will be irreparably damaged if defendants are not enjoined from the conduct described herein below.


               (d)  The claims of plaintiffs are typical of
the claims of the Class in that all members of the Class will be damaged by defendants' actions,

               (e)  Plaintiffs are committed to vigorously
prosecuting this action and have retained competent legal counsel experienced in litigation of this nature. Plain-tiffs are adequate representatives of the Class.

          15. The prosecution of separate actions by indi-vidual members of the Class would create the risk of incon-sistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substan-tially impair or impede their ability to protect their interests.

          16. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class, and therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                   SUBSTANTIVE ALLEGATIONS

Background

          17. CNW, through its subsidiaries, is the succes-sor to the business of CNW Corporation, which was acquired in 1989 in a going-private transaction led by Blackstone Capital Partners L.P. ("Blackstone Capital"). The Company thereafter went public in 1992. Blackstone Capital sold substantially all of its shares in connection with a second-ary offering of CNW stock in 1993.

          18. CNW has enjoyed steadily improving financial results over the last several years. Operating revenues have increased every year since 1989. For example, operat-ing revenues in 1992 were $985 million, rising to $1,034.2 million in 1993, and further rising to $1,129.8 million in 1994. Moreover, CNW's per share earnings jumped to $1.20 per share in fiscal 1993, as compared to a loss of $3.15 per share in fiscal 1992. Earnings per share continued to increase in fiscal 1994 to $1.86 per share.

          19. By all accounts, these growth trends are expected to continue over the next four to five years. Financial projections for CNW contained in the March 23, 1995 Tender Offer Statement on Schedule 14D-1 (the "Tender Offer Statement"), indicate that from 1995 to 1999, consoli-dated revenue will increase from $1,269 million to $1,833 million, net income will increase from $115.4 million to $257.7 million, and earnings per share will increase from $2.50 per share to $5.60 per share.

          20. The investment community also recognizes the strength of the Company and has forecasted continued robust growth and improving financial results for CNW. For exam-ple, a January 3, 1995, report issued by M.H. Lloyd, an analyst with Natwest Securities Corp., stated: "we are initiating coverage of [CNW] with a BUY rating. CNW is well situated to benefit from soaring demand for low sulfur coal from Wyoming and from the bumper U.S. corn crop recently harvested. Coal and agricultural commodities account for 32% and 18%, respectively, of the company's revenues. In addition, CNW's internodal revenues (12% of total) are growing rapidly, aided by new internodal facilities . . . CNW's earnings could expand 10-15% annually in the late 1990s."

Union Pacific's Ties to CNW

          21.  Union Pacific has substantial business,
equity ownership, and financial ties to CNW. For example, UP Rail, Inc., the Company's executive officers, the Compa-ny, and Blackstone Capital, among others, are parties to a Second Amended and Restated Stockholders Agreement (the "Stockholders Agreement"). Under the Stockholders Agree-ment, CNW's executive officers must vote their CNW shares for the election of one UP Rail designee to the Board of Directors (that person is director Richard K. Davidson).
The Stockholders Agreement also provides for certain rights of first refusal on behalf of Union Pacific in the event that, among other things, the Company determines to sell all or substantially all of its assets to a third party.

          22. These same parties entered into a supplemen-tal agreement in 1993 (the "1993 Agreement"), pursuant to which the Company agreed to use its best efforts to cause two additional members of Union Pacific's senior management (the "Additional Nominees"), to be nominated to the Board of Directors as members of the class of directors serving for a term ending on the date of CNW's 1995 annual meeting. In furtherance of these commitments, the Additional Nominees were recently elected to the CNW Board, such election to be effective on April 6, 1995. On that date, Union Pacific will have three directors on the CNW Board, which will have nine members.

          23. As noted previously, moreover, Union Pacific beneficially owns 12,835,304 shares of Non-Voting Common Stock of CNW. Under a Standstill Agreement with CNW, Union Pacific agreed not to acquire more than 30% of the aggregate outstanding common stock and non-voting common stock of the Company prior to April 6, 1994. The Standstill Agreement terminated in July 1993.

          24. Further cementing Union Pacific's close ties to CNW, director James R. Thompson is the law partner of Thomas Reynolds, who is a director of Union Pacific.

Union Pacific's Application to the ICC for "Common Control"

          25. On January 29, 1993, Union Pacific applied to the Interstate Commerce Commission (the "ICC") for an order authorizing "common control" of CNW and UP Rail as well as conversion of Union Pacific's Non-Voting Preferred Stock into CNW common stock (the "Control Application"). Union Pacific also requested from the ICC an order, inter alia, permitting Union Pacific to acquire additional shares of CNW common stock and allowing the further coordination of ser-vices between the companies' respective railroad subsidiar-ies. On December 13, 1994, the commissioners of the ICC voted to approve the control Application effective on the publication by the ICC of a written opinion.

Events Leading to the Merger Transaction

          26. On February 28, 1995, the Individual Defen-dants reviewed with management CNW's Five-Year Business Plan and gave consideration to the adoption of a stockholder rights plan. Such a plan would have given CNW's Board of Directors enhanced leverage in negotiating a transaction that would provide the best value reasonably available to the Company's public shareholders. The plan, however, was never adopted.

          27. On March 7, 1995, the ICC issued a written opinion approving the Control Application -- the approval will be final and effective on April 6, 1995. Having re-ceived approval to acquire "common control" of CNW, the remaining shares of CNW held by the investing public repre-sent a valuable asset to Union Pacific as to which the Individual Defendants were and are obligated to obtain the maximum price in connection with a transfer of control.

          28. Immediately upon receiving ICC approval, Union Pacific publicly disclosed in a Schedule 13-D filing with the Securities and Exchange Commission that it was considering acquiring the remaining publicly-held shares of CNW. As a result of the announcement, Union Pacific effec-tively "capped" the unaffected market price of CNW shares at $24.875 per share (the closing price of CNW shares the day prior to the 13-D filing), for purposes of assessing the adequacy of the price offered in an acquisition of CNW common shares.

          29. Also on March 7, 1995, Drew Lewis, Chairman and Chief Executive Officer of Union Pacific, discussed with defendant Schmiege a possible acquisition of CNW, at a price, according to the Tender Offer Statement, in the "lower $30 per share range." A Special Meeting of the CNW
Board of Directors was then called for March 9, 1995, to consider a possible acquisition of the Company by Union
Pacific.

          30. At the March 9, 1995 Special Meeting of the Board, the Individual Defendants considered, ostensibly negotiated and ultimately approved the proposed sale of CNW to Union Pacific for $35 per share. As an initial matter, the Board "confirmed" that Blackstone Group L.P. ("Blackstone Group") (an affiliate of Blackstone Capital), had been retained to act as exclusive financial adviser to CNW and render a fairness opinion with regard to the pro-posed transaction. For these services -- which consisted of less than two weeks worth of work in a context where the firm, was already intimately familiar with CNW's business and operations -- the Individual Defendants agreed to pay Blackstone Group $6 million, which sum is contingent on a transaction being consummated.

          31. During a recess in the meeting, Mr. Lewis proposed to defendant Schmiege that Union Pacific would acquire CNW for $34 per share. Defendant Schmiege reported this conversation with Mr. Lewis to the Board, which, ac-cording to the Tender Offer Statement, told him to "attempt to increase" the consideration being offered for the Compa-ny. During another recess, Mr. Lewis agreed to increase the consideration offered to $35 per share, and the price was swiftly rubber-stamped by Blackstone Group and agreed to by the CNW Board.

          32. The merger agreement was executed several days later, on March 16, 1995. The Tender Offer Statement describing the transaction was disseminated on March 23, 1995.

The Individual Defendants' Breaches of Fiduciary
Duty in Connection With the Proposed Transaction

          33.  The Individual Defendants fundamentally
breached their fiduciary duties of due care, loyalty and complete candor in considering, approving and disclosing the proposed merger transaction between CNW and Union Pacific.

              The Company's Financial Advisors
              Lack Independence To Render Fair
             And Adequate Valuations And Opinion

          34. As noted above, the Individual Defendants retained Blackstone Group to serve as exclusive financial advisor with respect to the sale of CNW. Blackstone Group, however, is not independent or disinterested with regard to the proposed transaction.

          35. First, Blackstone Capital is an affiliate of Blackstone Group, which led the going private transaction of CNW in 1989 and facilitated the public offerings of CNW in 1992: Union Pacific was actively involved in and a party to both transactions. Moreover, Blackstone Capital previously owned thousands of shares of CNW stock, which it sold to Union Pacific in 1993. In addition, James J. Mossman, a general partner of Blackstone Group, is a member of the Board of Directors of the Company and receives cash compen-sation in connection with his directorship on the CNW Board. Blackstone Capital is also a party to the Stockholders Agreement and the 1993 Agreement, which provide for certain rights and entitlements as between Blackstone Capital, CNW and Union Pacific. Given these dual loyalties and pre-existing affiliations with both the buyer and the seller in the proposed transaction, Blackstone Group was and is in a conflicted position and is unable to render an objective opinion with respect to the fairness of any transaction involving Union Pacific and the Company.

          36.  Further blurring any independence which
Blackstone purports to possess, Blackstone Group's $6 mil-lion fee is entirely contingent on the consummation of a transaction. Rather than being paid to render a purportedly objective opinion for the benefit of the Company's public shareholders, Blackstone Group is in reality being paid merely to facilitate and rubber-stamp the proposed sale of CNW to Union Pacific. Thus, Blackstone Group had every incentive to conclude that the proposed transaction is fair to the Company's public shareholders and a huge disincentive to any contrary inclination.

          37. In rendering its opinion to the CNW Board, moreover, Blackstone Group vastly understated the value ranges for CNW's common shares by utilizing financial fore-casts that did not accurately assess the Company's optimis-tic future prospects. Indeed, the Tender Offering Statement indicates that Union Pacific provided to its financial adviser, CS First Boston, financial forecasts that repre-sented a more "realistic estimate" of the Company's future performance then the forecasts used by Blackstone Group. As a result, CS First Boston derived per share values for CNW that exceeded -- in some instances by significant amounts -- the per share value ranges for CNW derived by Blackstone Group upon which the Individual Defendants predicated their decision to proceed with the Union Pacific transaction.

             The Individual Defendants Failed to
              Exercise Due Care in Considering
           and Approving the Proposed Transaction

          38.  The Individual Defendants fundamentally

failed to exercise due care in considering and approving the proposed transaction. First, there were no exigent circum-stances existing during the discussions with Union Pacific that required the Individual Defendants to hastily consider and approve the sale of CNW to Union Pacific at a single meeting of the Board. Nor did the Board actively attempt to negotiate a meaningfully higher acquisition price for the Company's publicly-held shares, instead agreeing to Union Pacific's first and only offer to increase the purchase price $1 per share.

          39. The Individual Defendants also inexplicably failed to create a special committee to evaluate the pro-posed transaction despite disabling conflicts held by a majority of the CNW Board. Of the six CNW Board members who voted on the transaction, two are members of CNW management who will receive substantial financial and other compensa-tion in connection with the transaction (Schmiege and Mar-tin); one is a general partner of Blackstone Group, which will receive $6 million for rendering the fairness opinion (Mossman); and one is a co-partner in a law firm with a director on the Board of Directors of Union Pacific (Thomp-son).

          40. The Individual Defendants further failed to adequately assess whether a price greater than $35 per share could be obtained for the Company's publicly-held shares.
No auction of CNW was ever conducted, nor was Blackstone Group instructed to approach third parties to solicit or explore interest in acquiring the Company. The Individual Defendants also failed to seriously explore a transaction other than a sale of the Company, despite the fact that several model transactions formulated by Blackstone Group projected per share values substantially higher then the $35 per share being offered to CNW's shareholders in connection with the transaction agreed to by the CNW Board.

             The Individual Defendants Breached
           Their Duties of Good Faith and Loyalty

          41. The Individual Defendants also fundamentally breached their fiduciary duties of loyalty and good faith by approving for themselves and members of CNW management lucrative compensation packages and other financial bene-fits. Among other things, the Individual Defendants ap-proved and adopted extremely lucrative "Change of Control Employment Agreements" (i.e., Golden Parachutes), which provide for exorbitant payments to defendant Martin and other members of senior management upon a change of control of the Company. The circumstances under which the Change of Control Employment Agreements were reached are highly suspi-cious, being entered into, at, or around the time that preliminary approval was given by the ICC in December 1994 to permit an increase in the ownership interest of CNW held by Union Pacific.

          42. The Merger Agreement also provides for the receipt by officers with Golden Parachutes of "Separate Payments" totalling in the aggregate $15 million. All that CNW's officers are required to do to receive their "Separate Payments" is relinquish whatever rights they may have under the Stockholders Agreement and the 1993 Agreement and waive any claim they may have against the Company.

          43. The Merger Agreement also provides for the cancellation of options held by CNW officers who will re-ceive cash representing the difference between the $35 purchase price under the Merger Agreement and the exercise price of the options. Under this arrangement, defendant
Schmiege will receive a cash payment of over $13.5 million, and all executive officers of CNW as a group in excess of $26 million.

          44. Defendant Schmiege also arranged to have Union Pacific contribute $1.5 million to charities of his choice. The donations to Schmiege's charities are payable over a period of five years.

         The Individual Defendants Have Arranged to
        Prevent CNW's Public Shareholders From Voting
    On The Transaction Or Exercising Dissenter's Rights.

          45. Defendants have further endeavored to pre-clude CNW's public shareholders from voting on the proposed merger transaction and exercising dissenter's rights.
Specifically, the Merger Agreement provides that should Union Pacific acquire between 85% and 90% of CNW's common shares, Union Pacific shall have an option to acquire from CNW such number of shares as will increase its ownership interest to 90% or greater. Under Delaware law, Union
Pacific will then be able to approve and adopt the Merger
Agreement without a vote of the Company's shareholders.

          46. In approving and adopting this mechanism, defendants have unilaterally facilitated a lowering of the threshold for implementing a short-form merger transaction from 90% to 85%. This was agreed to by the Individual Defendants without obtaining for the Company or its public shareholders any separate consideration or financial bene-fits. In this regard, the structure of the option agreement between CNW and Union Pacific appears to involve a payment from Union Pacific to CNW of $35 for each share of CNW stock to be issued under the option agreement. However, since Union Pacific expects to control CNW after the transaction is consummated, Union Pacific will effectively be paying such monies to itself. Thus, the option agreement, which is designed to deprive minority shareholders the opportunity to vote on the proposed transaction, will have been obtained by

Union Pacific without meaningful, if any, consideration.

          47.  Defendants also intend to preclude the
Company's public shareholders from exercising dissenters' rights. Stockholders of the Company will not have dissenters' rights under state law, unless (a) Union Pacific and the Company elect to seek, and obtain, a declaratory order that the class exemption for mergers within a corpo-rate family is available for the Merger, or (b) the ICC (or any successor agency) or a court of competent jurisdiction determines that state-law dissenters' rights are available to holders of Shares. According to the Tender Offer State-ment, Union Pacific will not seek the declaratory order described in the preceding sentence. As such, dissenters' rights will likely not be available to plaintiffs and the other members of the Class.

       Defendants' Materially Misleading And Deficient
          Disclosures In The Tender Offer Statement

          48. The Individual Defendants -- aided and abet-ted by Union Pacific -- further breached their fiduciary duties of candor and full disclosure in connection with the proposed merger transaction. In particular, the Tender
Offer Statement provides wholly inadequate information regarding the terms of the Merger Agreement, the retention of Blackstone Group, the negotiations between Union Pacific and CNW, and the Board's discussions in considering and approving the transaction. Specifically, the Tender Offer
Statement does not adequately disclose:

               o    the proposed purchase prices for CNW
discussed between Messrs. Lewis and Schmiege during the recesses of the March 9, 1995 special meeting;

               o the nature of the discussions concerning the Board's consent to the option agreement and the putative benefits to CNW arising from that agreement;

               o    the fact that Blackstone's fees are
contingent on the outcome of the proposed transaction (in-deed, a shareholder could only discern this fact by reading the retainer agreement, which is an exhibit to the Tender
Offer Statement);

               o    the purpose of the Special Payments to
be received by officers with Golden Parachutes and the background and genesis of the contributions to be made by Union Pacific to charities designated by defendant Schmiege;

               o    why the Individual Defendants failed to
seriously explore and consider alternative transactions to the sale of CNW to Union Pacific (particularly when the Blackstone Group had opined that several such transactions could provide greater values to the $35 per share offered by Union Pacific), and why the financing of several such alter-natives was, in Blackstone Group's view, "uncertain";

               o    why the individual Defendants consid-
ered, negotiated and approved the proposed transaction during a single Board meeting when the circumstances war-ranted and allowed for a more deliberate and informed evalu-ation of the transaction;

               o    the specific assumptions underlying the
forecasts of CNW's projected financial results;

               o    the reasons why the Individual Defen-
dants failed to implement a stockholder rights plan, which would have given CNW substantially greater leverage in negotiating a more favorable acquisition on behalf of the Company's public shareholders; and

               o    the reason or reasons for the substan-
tial discrepancies and variations as between the valuation ranges for CNW's shares that were prepared by the Blackstone Group on the one hand and Union Pacific's financial advisor, CS First Boston -- also based on CNW Management's projec-tions and yielding far higher values for CNW -- on the other hand.

          49. By reason of its substantial stock ownership in and significant business relationships with CNW, Union Pacific is in possession of nonpublic information concerning CNW, which neither Union Pacific nor the other defendants have disclosed to CNW's public stockholders. The proposed Merger Agreement allows defendant Union Pacific to bid for and purchase the assets of CNW using nonpublic information and usurping assets for its own gain and to the detriment of plaintiffs and the other members of the Class. In addition, by virtue of its due diligence investigation of CNW, Union Pacific has been privy to material nonpublic information concerning CNW's business. Union Pacific has positioned itself to purchase the outstanding shares of CNW at an unreasonably low and unfair price to the detriment of the public stockholders of the Company. Such a merger between Union Pacific and CNW will allow Union Pacific to strengthen its position in its business without paying adequate consid-eration for CNW shares. Union Pacific is knowingly and substantially assisting in, and benefitting from, the Indi-vidual Defendants' breaches of fiduciary duties, and is thereby aiding and abetting such breaches.

          50. By virtue of its substantial stock ownership of the Company, coupled with the Individual Defendants' approval of the proposed transaction, Union Pacific has effectively precluded any other bidder from offering to acquire 100% of the Company's common stock or offering any other strategic alternative to maximize shareholder value.
The minority stockholders will have no effective recourse other than to surrender their stock to Union Pacific pursu-ant to the proposed transaction.

          51. The proposed purchase price of $35 per share to be paid to CNW's stockholders does not represent the true value of the Company and is unfair and grossly inadequate. The terms of the proposed merger constitute unfair dealing with respect to the minority shareholders because, among other things:

               (a)  The $35 per share price is inadequate
and grossly unfair as it does not reflect the dramatically improving prospects of the Company and its substantial improvements in operating performance in recent quarters and the anticipated continued growth and improvement in operat-ing performance in the Company's future; and

               (b)  The $35 per share price is not the
result of arm's length negotiations and was not based upon any independent evaluation of CNW's securities, assets or business.

          52. The proposed transaction will deny class members their right to share proportionately in the true value of CNW's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability. Because the defen-dants are privy to the business and corporate affairs of CNW and are in possession of material corporate information concerning CNW's assets, business, and future financial prospects, a gross disparity of information and economic power exists between defendants and the minority stockhold-ers of CNW, making it grossly and inherently unfair for Union Pacific to seize ownership of CNW's assets for the unfair and inadequate value which the defendants and those acting in concert with them have fixed.

          53. The Individual Defendants are obligated in connection with a sale of the Company and/or any contemplat-ed transfer of control of CNW to seek to maximize sharehold-er value by such means as an auction, active market check or other exploration of strategic alternatives under the cir-cumstances. The individual Defendants have failed to imple-ment such procedures for the maximization of shareholder value and are permitting the sale of CNW and its assets at a value which fails to reflect the enhanced long-term value of its stock given the positive trends CNW has consistently shown in revenues and net income. Defendants have not engaged in any effort to solicit competing bids for the Company or to explore other strategic alternative involving other potential parties. Nor have the Individual Defendants sought to create any "Special Committee" of fully indepen-

dent and disinterested directors who will act objectively and in the ultimate best interests of all shareholders of CNW.

          54. The defendants, contrary to their fiduciary duties, have not taken steps to:

               (a)  adequately ensure that no conflicts of
interest exist or if such conflicts exist to ensure that all conflicts are resolved in the best interests of CNW's public stockholders;

               (b)  enhance CNW's value and attractiveness
as a merger/acquisition candidate;

               (c)  appropriately evaluate CNW's worth as a
merger/acquisition candidate;

               (d)  effectively expose CNW to the market-
place in an effort to create an active auction or market check for CNW;

               (e) provide CNW's stockholders with adequate information to enable them to make an informed decision regarding their investment in the Company; and

               (f)  prevent defendant Union Pacific from
obtaining benefits from the proposed merger transaction not shared by the public shareholders.

          55. By reason of the foregoing, the Individual Defendants have violated their fiduciary duties to CNW and the public stockholders of CNW in that they have acted against the best interests of the Class, have failed to maximize shareholder value (including failing to actively pursue the acquisition of CNW by other companies or conduct-ing a fair and open auction or market check), and have otherwise failed to take other steps to protect the inter-ests of the class.

          56. In addition, the Individual Defendants have breached their duty of due care by failing to adequately assess the proposed transaction in a deliberate and careful manner; but rather they quickly entered into an agreement to effect a change in control of the Company in a single day's negotiations, without the benefit of a thoughtful and pru-dent analysis of the proposed transaction in light of all of the possible alternatives.

          57. Each of the defendants has rendered substan-tial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particular-ized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrong-doing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

          58. By reason of its substantial stock ownership and several close business relationships with the Company, Union Pacific owes a fiduciary duty to the minority public shareholders of CNW, and has violated that duty by the proposed transaction for inadequate consideration.

          59. By reason of the foregoing, plaintiffs and other members of the Class will be damaged in that they will not receive their fair proportion of the value of CNW's assets and business, and will be prevented from obtaining fair consideration for their shares of CNW's common stock.

          60. Plaintiffs and the Class are immediately threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

          61. Plaintiffs and the class have no adequate remedy at law.

                    REQUEST FOR RELIEF

          WHEREFORE, plaintiffs demand judgment as follows:

               a)  Declaring this to be a proper Class
Action;

               b)  Declaring that CNW and the Individual
Defendants have breached and are breaching their fiduciary duties to plaintiffs and the other members of the Class;

               c)  Preliminarily and permanently enjoining
the defendants and their counsel, agents, employees and all persons acting under, in concert with or for them, from proceeding with or consummating the proposed acquisition of CNW by Union Pacific or, if it is consummated, granting rescission or rescissory damages to the Class;

               d)  Awarding compensatory damages against
defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law, arising from defendants' wrongful conduct;

               e)  Awarding plaintiffs their costs and
disbursements and reasonable allowances of fees for plain-tiffs' counsel and experts and reimbursement of expenses;
and

               f)  Granting plaintiffs and the Class such
other and further relief as the Court may deem just and proper.

                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                         By:
                              First Federal Plaza
                              Suite 214
                              Wilmington, DE  19899
                              (302) 656-4433

Of Counsel:

MILBERG WEISS BERSHAD HYNES & LERACH
One Pennsylvania Plaza
New York, New York  10119
(212) 594-5300

GOODKIND LABATON RUDOFF & SUCHAROW
100 Park Avenue
New York, New York  10017
(212) 907-0700

                        CERTIFICATE OF SERVICE

          I, Joseph A. Rosenthal, do hereby certify that on March 28, 1995, I caused copies of the foregoing Notice of Filing Amended Class Action Complaint to be served on defendants' counsel as follows:

               Thomas J. Allingham, II, Esquire
               Skadden, Arps, Slate, Meagher & Flom
               One Rodney Square
               Wilmington, DE  19801

               Thomas Reed Hunt, Jr., Esquire
               Morris, Nichols, Arsht & Tunnel
               1201 N. Market Street
               Wilmington, DE  19801

                              Joseph A. Rosenthal